ATRIUM
INNOVATIONS

[redacted]

07028307

November 12, 2007

SEC MAIL PROCESSING
RECEIVED
NOV 21 2007
WASH, D.C. 160 SECTION

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

SUPPL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

1. **MD&A;**
2. **Interim Financial Statements as of September 30, 2007;**
3. **Certification of Interim Filings by the CEO; and**
4. **Certification of Interim Filings by the CFO**

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Yours truly,

Manon Deslauriers
Corporate Secretary

Encl.

Management's Discussion and Analysis of Financial Condition and Results of Operations ▶ Q3-2007

Message to Shareholders

During the third quarter, Atrium Innovations generated revenues of US$100.9 million, an increase of 37.7% when compared to the same quarter a year earlier. EBITDA increased by 74.8% to reach $19.2 million for the third quarter of 2007 due primarily to the acquisition of Mucos, to synergies, good cost controls and to the organic growth of revenues. Net earnings reached US$9.8 million for the quarter, an increase of 52.2% compared to the same quarter last year. We continue to generate significant operating cash flows (before changes in non-cash working capital items) with US$11.2 million generated during the third quarter of 2007.

This quarter was marked by Atrium's biggest acquisition to-date of Mucos Emulsions GmbH on July 12, 2007, for an amount of US$177.5 million (128.7 million euros). Mucos, founded in Munich, Germany, in 1949, is specialized in enzyme based products. Its main product, whose brand name is Wobenzym™, is the most used natural anti-inflammatory drug in Germany. The effectiveness of Wobenzym™ was shown within the framework of many clinical studies. Mucos's products are mainly sold in Germany and Eastern Europe. The company has about sixty employees of which 42 are dedicated to sales and marketing. The integration of this new company is going as anticipated and will provide to our Health & Nutrition Division a privileged access to the German market, the biggest European market for nutritional supplements. Moreover, this platform will facilitate our future European development.

This acquisition was financed with our amended credit facility which increased the authorized amount to US$350 million, an amount which can be further increased to US$425 million under certain conditions. This amended credit facility has a 5 year term.

Atrium Innovations has, more than ever before, everything it needs to pursue its development plan: a healthy financial situation to sustain organic growth and growth by acquisitions, an efficient structure, innovative products with high added value, market niches with aggressive growth and an experienced management team.

Pierre Fitzgibbon
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations ► Q3-2007

The following analysis provides a review of Atrium Innovations Inc.'s ("Atrium Innovations") results of operations and cash flows for the quarter and the nine-month period ended September 30, 2007 compared with the quarter and the nine-month period ended September 30, 2006 and the financial conditions as at September 30, 2007 compared to December 31, 2006. In this Management's Discussion and Analysis ("MD&A"), "Atrium Innovations", the "Company", "we", "us", and "our" mean Atrium Innovations Inc. and its subsidiaries. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2007 and with our annual consolidated financial statements for the year ended on December 31, 2006.

All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less (i) dividend income, interest income and foreign exchange gain; and add (ii) financial expenses, foreign exchange lost and income tax expense. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Innovations is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium Innovations markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium Innovations has over 600 employees and operates four manufacturing facilities.

The Company is organized in two divisions which are: (i) Health & Nutrition; and (ii) Active Ingredients & Specialty Chemicals:

1. HEALTH & NUTRITION (" H&N ")

This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products. In North America, more than 40,000 healthcare professionals such as medical doctors, chiropractors and nutritionists recommend our products while in Germany and many other Eastern European countries, they are mainly sold in pharmacies. Our products are sold by our own sales force in North America and in Europe (particularly in Germany) and some of our products are also offered in more than 25 countries through a network of more than 45 distributors targeting niche markets.

2. ACTIVE INGREDIENTS & SPECIALTY CHEMICALS (" AI&SC ")

This division develops, manufactures and markets over 2,000 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, industrial and nutrition sectors. Our portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Our proprietary active ingredients are commercialized through our own sales force in France and Canada and through a network of more than 42 specialized distributors in 48 other countries.

Management's Discussion and Analysis of Financial Condition and Results of Operations ▶ Q3-2007

FINANCIAL SUMMARY FOR THE THIRD QUARTER OF 2007:

- Revenues were $100.9 million for the quarter ended September 30, 2007 in comparison with $73.3 million for the same period en 2006, an increase of 37.7%;
- EBITDA increased by 74.8% to $19.2 million in the third quarter of 2007 compared to $11.0 million for the same period in 2006;
- Net earnings reached $9.8 million for the quarter ended September 30, 2007 compared to $6.4 million for the same period in 2006, an increase of 52.2%;
- Net earning per share (EPS) for the quarter ended September 30, 2007 was $0.32 per share ($0.30 per share on diluted basis) compared to $0.21 per share ($0.20 per share on diluted basis) for the same period in 2006, an increase of more than 50%;
- Cash flow from operating activities before changes in non-cash operating working capital items were $11.2 million for the third quarter of 2007 which compared to $7.8 million for the same period in 2006, an increase of 44.3%

IMPORTANT EVENTS DURING THE THIRD QUARTER OF 2007:

Financing

On July 4, 2007, the Company amended and restated its revolving credit facility. This 5 year revolving credit facility may be extended for an additional year in both 2008 and 2009. The authorized amount is $350 million and bears interest at variable rates for which there is a first hypothec on all assets of the Company and its North American and German subsidiaries. Moreover, all the shares held by the company in its French subsidiaries have been given as collateral security. The Company may increase the authorized amount up to a maximum of $425 million under certain conditions.

Acquisition of Mucos Emulsions GmbH.

On July 12, 2007, the Company, through one of its subsidiaries, acquired all of the outstanding shares of Mucos Emulsions GmbH. ("Mucos") for a total cash consideration of $177.5 million (128.7 million euros). The acquisition was financed through the Company's amended and restated revolving credit facility.

Mucos, founded in Munich, Germany, in 1949, is specialized in enzyme based products. Its main product, Wobenzym™, is the most used natural anti-inflammatory drug in Germany. The effectiveness of Wobenzym™ was shown within the framework of many clinical studies. Mucos's products are mainly sold in Germany and Eastern Europe, but also in Asia, Latin America and North America. The company has about sixty employees of which 42 are dedicated to sales and marketing. In 2006, Mucos recorded revenues and a normalized EBITDA of some 62 million euros (US$85 million) and 20 million euros (US$27 million), respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations ▶ Q3-2007

Consolidated Statement of Earnings Summary (unaudited)

	Quarters ended September 30		Nine-month periods ended September 30	
(in thousands of US dollars)	2007	2006	2007	2006
	$	$	$	$
Revenues	**100,930**	73,282	**272,033**	223,574
Earnings from operations (EBIT)	**18,029**	10,149	**43,536**	31,533
Depreciation and amortization	**1,189**	844	**3,320**	2,487
EBITDA	**19,218**	10,993	**46,856**	34,020
Net earnings	**9,754**	6,409	**24,999**	19,620
Net earnings per share (EPS)				
Basic	**0.32**	0.21	**0.81**	0.65
Diluted	**0.30**	0.20	**0.76**	0.60
Cash flow from operating activities before changes in non-cash operating working capital items	**11,223**	7,775	**28,451**	23,420

Consolidated Balance Sheet Data (unaudited)

	As at September 30,	As at December 31,
(in thousands of US dollars)	2007	2006
	$	$
Total assets	**589,552**	323,318
Long-term liabilities	**324,333**	112,760

Revenues for the quarter ended September 30, 2007, were $100.9 million compared to $73.3 million for the same period in 2006, an increase of $27.6 million or 37.7%. For the nine-month period ended September 30, 2007, revenues reached $272.0 million compared to $223.6 million for the same period in 2006, an increase of 21.7%. These increases mainly came from the increase of the organic growth and to the acquisitions of Mucos in July 2007and AquaCap in January 2007.

Gross margin amounted to $37.3 million for the quarter ended September 30, 2007, compared to $21.6 million in the same period of 2006, an increase of $15.7 million or 72.8%. For the nine-month period ended September 30, 2007, gross margin was $91.8 million compared to $66.1 million for the same period in 2006 representing an increase of $25.7 million or 38.9%. This variation is primarily attributable to: (i) the gross margin from the acquisitions of Mucos in July 2007 and AquaCap in January 2007; (ii) organic growth; and (iii) the synergies realized from the acquisitions of AquaCap, DL Canada and Amisol. The gross margin rate for the third quarter increased from 29.5% in 2006 to 37.0% in 2007 and for the nine-month period ended September 30, passed from 29.6% in 2006 to 33.7% in 2007. These improvements came primarily from the integration of higher gross margin products from the newly-acquired Mucos and AquaCap as well as certain synergies.

Selling and administrative expenses were $17.9 million for the quarter ended September 30, 2007, an increase of $7.3 million over the $10.6 million incurred during the same period in 2006. For the nine-month period ended September 30, 2007, these expenses were $44.7 million, an increase of $12.9 million over the $31.8 million incurred during the same period in 2006. The increase primarily comes from the increase in operations and revenues and from the acquisitions of Mucos, AquaCap, Amisol and DL Canada.

EBITDA for the quarter ended September 30, 2007 was $19.2 million compared to $11.0 million during the same period in 2006, an increase of $8.2 million or 74.8%. For the nine-month period ended September 30, 2007, EBITDA was $46.9 million compared to $34.0 million in 2006, an increase of $12.8 million or 37.7%. Most of the EBITDA increase in 2007 came from organic growth of both Divisions, from the acquisitions of Mucos in July 2007 and AquaCap in January 2007.

The EBITDA margin increased from 15.0% for the three-month period ended September 30, 2006 to 19.0% for the same period in 2007. Also, the EBITDA margin increased from 15.2% in the first nine-month period of 2006 to 17.2% for the same period in 2007. The EBITDA margin increase came essentially from the acquisitions of Mucos, AquaCap, Amisol and DL Canada which have higher margin products and from synergies generated from the integration of these acquisitions.

Depreciation and amortization expenses for the quarter ended September 30, 2007 were $1.2 million, an increase of $0.4 million compared to $0.8 million for the same period in 2006. For the nine-month period ended September 30, 2007, depreciation and amortization expenses were $3.3 million compared to $2.5 million in 2006. This increase is primarily due to the amortization of the property, plant and equipment and intangibles assets from the acquisitions of 2006 and 2007.

Dividend income and Interest income for the quarter ended September 30, 2007 totalled $0.4 million compared to $2.7 million for the same period in 2006. For the nine-month period ended September 30, 2007, dividend income and interest income totalled $1.0 million compared to $7.7 million in 2006. This decrease is almost entirely due to the dividend income decrease totalling $2.3 million per quarter from the termination of the tax loss monetization program with Æterna Zentaris, our former parent company (refer to Related Party Transactions section of our 2006 Annual Report). This program is no longer in effect after the closing of the secondary offering of October 18, 2006. We therefore expect to have a decrease in dividend income for the year of 2007 of $7.4 million equivalent to the decrease we expect to have in financial expenses related to the termination of the same program.

Financial expenses for the quarter ended September 30, 2007 were $4.4 million compared to $4.3 million for the same period in 2006. For the nine-month period ended September 30, 2007, financial expenses were $8.5 million compared to $12.8 million in 2006. The decrease is due directly from the termination, in October 2006, of the tax loss monetization program (refer to Related Party Transactions section of our 2006 Annual Report) for which we accounted $2.3 million of interest expense in each quarter of 2006. The decrease was offset by the debt level increase related to the latest acquisitions, particularly Mucos in July 2007 and AquaCap in January 2007. We expect to have a decrease during the year of 2007 of $7.4 million in financial expenses due to the termination of the tax loss monetization program in 2006. This decrease will be offset by the increase of interest on long-term debt related to the debt level increase of $21.5 million in January 2007 for the acquisition of AquaCap and of $175.1 million in July 2007 for the acquisition of Mucos.

Income tax expense amounted to $3.8 million (or 28.2% of earnings before taxes) for the quarter ended September 30, 2007 compared to $2.2 million (or 25.7% of earnings before taxes) during the same period of 2006. For the nine-month period ended September 30, 2007, income tax expense amounted to $10.0 million (or 28.5% of earnings before taxes) compared to $6.9 million (or 25.9% of earnings before taxes) during the same period last year. This variation in tax rate is primarily attributable to the termination, in October 2006, of the tax loss monetization program with Æterna Zentaris, our former parent company (refer to Related Party Transactions section of our 2006 Annual Report) and from the taxes rate weighting of the different jurisdictions of the companies newly-acquired.

Net earnings for the quarter ended September 30, 2007 were $9.8 million or $0.32 per share ($0.30 per share on a diluted basis) compared to $6.4 million or $0.21 per share ($0.20 per share on a diluted basis) for the same period in 2006, an increase of $3.4 million or 52.2%. For the nine-month period ended September 30, 2007, net earnings were $25.0 million or $0.81 per share ($0.76 per share on a diluted basis) compared to $19.6 million or $0.65 per share ($0.60 per share on a diluted basis) in 2006, an increase of $5.4 million or 27.4%. This increase in net earnings is primarily attributable to the new acquisitions of Mucos in July 2007 and AquaCap in January 2007 as well as the organic growth in the majority of our operations.

TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES

Total consolidated assets, which were $323.3 million on December 31, 2006, amount to $589.6 million as of September 30, 2007. This increase reflects the acquisitions of Mucos and AquaCap in 2007 and the general increase in other operations. Long-term liabilities totalled $324.3 million as of September 30, 2007 compared to $112.8 million

as of December 31, 2006 This increase is mainly due to the acquisitions of Mucos in July 2007 and AquaCap in January 2007, which respectively generated increases of $175.1 million and $21.5 million offset by the reimbursement of a portion of the revolving credit facility during the nine-month period ended September 30, 2007 of $21.1 million.

Health & Nutrition Division Results (H&N)

(unaudited)	Quarters ended September 30,		Nine-month periods ended September 30,	
(in thousands of US dollars)	**2007**	**2006**	**2007**	**2006**
	$	$	$	$
Revenues	**50,923**	28,290	**114,982**	85,853
Earnings from operations	**14,366**	6,671	**31,219**	20,399
Depreciation and amortization	**899**	616	**2,493**	1,838
EBITDA	**15,265**	7,287	**33,712**	22,237

Revenues from the Health & Nutrition Division were $50.9 million for the quarter ended September 30, 2007, representing an increase of $22.6 million or 80.0% over revenues of $28.3 million for the same period in 2006. This increase can be primarily explained by the acquisition of Mucos in July 2007 and organic growth.

For the nine-month period ended September 30, 2007, revenues were $115.0 million compared to $85.9 million in 2006, an increase of $29.1 million or 33.9%. This increase came primarily from the acquisitions of Mucos in July 2007, AquaCap in January 2007 and DL Canada in September 2006 as well as organic growth.

EBITDA was $15.3 million (or 30.0% of revenues) for the quarter ended September 30, 2007 representing an increase of $8.0 million or 109.5% over the same period in 2006 where the EBITDA was $7.3 million (or 25.8% of revenues). For the nine-month period ended September 30, 2007, EBITDA was $33.7 million (or 29.3% of revenues) compared to $22.2 million (or 25.9% of revenues) in 2006, an increase of $11.5 million or 51.6%. Most of this increase came from the acquisitions of Mucos in July 2007 and AquaCap in January 2007 and from synergies realized from this acquisition. The EBITDA margin increase reflects the new EBITDA mix after the acquisitions of Mucos and AquaCap as well as the EBITDA rate improving of our existing operations due to additional synergies realized and certain cost controls.

Active Ingredients & Specialty Chemicals Division Results (AI&SC)

(unaudited)	Quarters ended September 30,		Nine-month periods ended September 30,	
(in thousands of US dollars)	**2007**	**2006**	**2007**	**2006**
	$	$	$	$
Revenues	**50,007**	44,992	**157,051**	137,721
Earnings from operations	**3,663**	3,478	**12,317**	11,134
Depreciation and amortization	**290**	228	**827**	649
EBITDA	**3,953**	3,706	**13,144**	11,783

Revenues from the Active Ingredients & Specialty Chemicals Division were $50.0 million for the quarter ended September 30, 2007, representing an increase of $5.0 million or 11.1% over revenues of $45.0 million for the same period in 2006. For the nine-month period ended September 30, 2007, revenues were $157.1 million compared to $137.7 million for the same period in 2006, an increase of 14.0%. This increase is attributable essentially to the organic growth in all of our subsidiaries, to the western Canadian market development, to the acquisition of Amisol during the second quarter of 2006 and to the positive impact of the Euro against the US dollar for our European operations.

EBITDA was $4.0 million (or 7.9% of revenues) for the quarter ended September 30, 2007, representing an increase of $0.2 million or 6.7% over EBITDA of $3.7 million (or 8.2% of revenues) for the same period in 2006. For the nine-month period ended September 30, 2007, EBITDA was $13.1 million (or 8.4% of revenues) compared to $11.8 million (or 8.6% of revenues) in 2006, an increase of $1.4 million or 11.6%. This EBITDA increase is attributable essentially to organic growth, to the acquisition of Amisol and to the positive impact of the Euro against the US dollar for our European operations.

LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

Our operations, our acquisitions and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities and the use of our credit facility, as well as the issuance of common shares.

On July 4, 2007, the Company modified is existing credit facility, increasing the authorized amount of $125.7 million ($125 million Canadian) to $350.0 million and has the possibility to increase this amount up to $425.0 million under certain conditions. This credit facility is now a five-year term loan with the possibility of extending the term for an additional year on each of the 2008 and 2009 anniversary dates. The others conditions are similar and the facility bears interest at variable rates and is secured by a first hypothec on all assets of the Company and its North American and German subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

As of September 30, 2007, our consolidated cash and cash equivalents position was $48.0 million and our long-term debt amounted to $278.7 million. This long-term debt includes $265.3 million from our revolving credit facility, leaving approximately $84.7 million available from the current authorized amount of $350.0 million. The other portion of our long-term debt represents a subordinated debt of $13.5 million bearing interest at a rate of 7% and payable in June 2009. Concurrent with the acquisition of Douglas Laboratories in December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate. This interest rate SWAP terminates in December 2008. Moreover, jointly with the acquisition of Mucos in July 2007, the Company contracted an interest rate SWAP in the amount of $122.9 million (86.3 million euros) thereby fixing the interest rate for five years.

The Company believes that these liquidities, combined with the revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in the foreseeable future. However, possible additional acquisitions of complementary businesses or products may require additional financing.

OPERATING ACTIVITIES

Cash flows generated by our operations were $17.2 million for the quarter ended September 30, 2007 compared to $7.6 million for the same period in 2006. The increase is due to the change in the non-cash operating working capital items of cash flows generated from existing operations and from operations of the newly-acquired Mucos. For the nine-month period ended September 30, 2007, the cash flows generated by our operations were $39.2 million compared to $23.1 million in 2006. These increases are mainly cause by the non-cash operating working capital item variation and by the newly acquired Mucos operations.

FINANCING ACTIVITIES

For the quarter ended September 30, 2007, cash flows generated from financing activities were $169.4 million compared to cash flows used of $2.8 million during the same period in 2006. For the nine-month period ended September 30, 2007, the cash flows generated from financing activities were $175.1 million compared to cash flow used of $9.0 million for the same period in 2006. During 2006, the use of cash for financing activities reflects the repayment of the credit facility. In 2007, the cash flows generated for financing activities primarily reflect the debt of $21.5 million for the acquisition of AquaCap in January 2007 and the debt of $175.1 million (127.5 million euros) for the acquisition of Mucos in July 2007 offset by repayments of our credit facility during the year.

INVESTING ACTIVITIES

Cash flows used in investing activities (excluding changes in short-term investments) were $170.6 million for the quarter ended September 30, 2007. These cash flows were almost completely used for the acquisition of Mucos. For of the same period in 2006, cash flows used in investing activities (excluding changes in short-term investments) amounted to $4.1 million and were used mainly for the acquisition of DL Canada. For the nine-month period ended September 30, 2007, the cash flow used in investing activities totalize $192.5 million and are including the payment for the acquisitions of AquaCap in January 2007 and Mucos in July 2007. For the same period in 2006, the cash flow

used in investing activities totalized $9.3 million and was including the payment for the acquisitions of Amisol in May 2006 and DL Canada in September 2006.

OUTSTANDING SHARE DATA

On May 9, 2007, at the general annual and extraordinary shareholders meeting, the multiple voting shares category was cancelled and the subordinate voting shares were converted into ordinary shares. As of November 7, 2007, there were 31,034,247 ordinary voting shares and 2,474,700 stock options outstanding.

Quarterly Summary Financial Information (unaudited)

(Tabular amounts in thousands of US dollars, except per share data)

	Quarters ended			
	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
	$	$	$	$
Revenues	100,930	76,417	94,686	82,532
H&N	50,923	28,163	35,896	28,861
AI&SC	50,007	48,254	58,790	53,671
EBITDA	19,218	12,679	14,959	10,727
H&N	15,265	8,387	10,060	6,913
AI&SC	3,953	4,292	4,899	3,814
Net Earnings	9,754	6,627	8,618	7,035
EPS basic (1)	0.32	0.22	0.28	0.23
EPS diluted (1)	0.30	0.20	0.26	0.22

	Quarters ended			
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
	$	$	$	$
Revenues	73,282	74,283	76,009	58,358
H&N	28,290	29,684	27,879	10,973
AI&SC	44,992	44,599	48,130	47,385
EBITDA	10,993	11,673	11,354	5,836
H&N	7,287	7,685	7,265	3,187
AI&SC	3,706	3,988	4,089	2,649
Net Earnings	6,409	6,319	6,892	3,999
EPS basic (1)	0.21	0.21	0.23	0.14
EPS diluted (1)	0.20	0.19	0.21	0.13

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

The significant items explaining the important variation of the above quarterly results were primarily related to the important acquisitions made during the last 8 quarters. In the H&N Division, the acquisitions of Mucos in July 2007,

AquaCap in January 2007, DL Canada in September 2006 and Douglas Laboratories in December 2005 are the significant items of the variations. For the AI&SC Division, the Amisol acquisition in May 2006 and the western Canadian market development starting in the fourth quarter of 2006 are the important elements of the variations.

RELATED PARTY TRANSACTIONS

Æterna Zentaris, formerly our parent company, completed the distribution of all its Atrium Innovations shares to its shareholders on January 2, 2007. Since January 3, 2007, Æterna Zentaris is no longer a shareholder of Atrium Innovations and no more related party transactions should occur in the future. The last related party transaction we had with Æterna Zentaris, were presented in our 2006 Annual Report (refer to note 18 of our annual consolidated financial statements).

As of September 30, 2007, we were not the primary beneficiary of any variable interest entities.

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2007, there were no off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There has been no significant change in Atrium Innovations' accounting policies and estimates since December 31, 2006, except for the new accounting standards as disclosed below. Please refer to the corresponding section in our 2006 Annual Report for a complete description of our critical accounting policies and estimates.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments – Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and were adopted by the Company on January 1, 2007. The Company has applied these changes prospectively, except for the foreign currency translation of self-sustaining foreign operations that has been applied retroactively.

The adjustment related to the implementation of these new accounting standards, disclosed in the Statement of Accumulated Other Comprehensive Income, represents the fair value, as of January 1, 2007, of the interest rate swap designated as a cash flow hedge. As from January 1, 2007, the fair value variation of the interest rate swap designated as a cash flow hedge is recorded in the Other Comprehensive Income.

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes". This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below. The adoption of this Section had no further effects on the financial statements for the three and nine month periods ended September 30, 2007.

<u>Impact of accounting pronouncements not yet adopted</u>

Capital Disclosure

The CICA issued Section 1535, "Capital Disclosures". This standard establishes guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial Instruments – Disclosures and Financial Instruments - Presentation

The CICA issued Section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentation" which replace Section 3861, "Financial Instruments – Disclosure and Presentation" The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards ("IFRS"). The presentation requirements are carried forward

unchanged. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories
The CICA issued Section 3031, "Inventories" which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

Going Concern
The CICA amended Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. The Company is currently evaluating the effects of adopting the new requirements of this standard.

FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended September 30, 2007, there were no significant risks related to operations using forward exchange contracts. Also, there were no significant risks related to forward exchange contracts outstanding as at September 30, 2007.

Credit Risk

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk from changes in interest rates relating to our new revolving credit facility.
To mitigate this risk, $50.0 million of these borrowings were swapped to a three-year fixed rate maturing in December 2008. In connection with the increase of the debt level, an additional $122.9 million (86.3 million euros) were swapped to a five-year fixed rate maturing in July 2012. As at September 30, 2007, we have $92.4 million of long-term debt which bears interest at floating rates.

RISK FACTORS

There has been no significant change in the risk factors and uncertainties facing Atrium Innovations, during the nine-month period ended September 30, 2007, as described in the Company's 2006 annual MD&A.

CONTINUOUS DISCLOSURE

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-innov.com and www.sedar.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements. The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to its ICFR during the year ended September 30, 2007 that have materially affected, or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

Management's Discussion and Analysis of Financial Condition and Results of Operations ► Q3-2007

FORWARD LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of November 7, 2007, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Vice President, Finance and Chief Financial Officer

John Dempsey

John Dempsey
November 7, 2007

Atrium Innovations Inc.

Interim Consolidated Financial Statements

(expressed in thousands of **US DOLLARS**)

For the periods ended September 30, 2007 and 2006

Atrium Innovations Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of **US DOLLARS**)

Unaudited	As at September 30, 2007	As at December 31, 2006
	$	$
Assets		
Current assets		
Cash and cash equivalents	47,959	22,316
Accounts receivable	73,760	59,719
Income tax recoverable	1,433	3,090
Inventory	41,986	33,226
Prepaid expenses	1,758	1,687
Future income tax assets	507	477
	167,403	120,515
Long-term investment, at cost	1,835	1,566
Property, plant and equipment	13,869	6,202
Deferred charges	1,907	1,046
Intangible assets	153,464	73,700
Goodwill (note 4)	242,692	116,165
Future income tax assets	8,382	4,124
	589,552	323,318
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	67,808	51,197
Income taxes	263	173
Deferred revenues	93	160
Current portion of long-term debt	230	-
	68,394	51,530
Long-term debt (note 5)	278,738	92,204
Employee future benefits	273	253
Financial instruments (note 5)	1,858	57
Future income tax liabilities	43,464	20,246
	392,727	164,290
Shareholders' Equity		
Share capital (note 6)	81,494	80,640
Contributed surplus	1,913	1,749
Retained earnings	90,250	65,251
Accumulated other comprehensive income	23,168	11,388
	196,825	159,028
	589,552	323,318

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

Luc Dupont, Director

Gérard Limoges, Director

Atrium Innovations Inc.

Interim Consolidated Statements of Retained Earnings

(expressed in thousands of **US DOLLARS**)

Unaudited	Quarters ended September 30, 2007	2006	Nine months ended September 30, 2007	2006
	$	$	$	$
Balance - Beginning of period	80,496	51,807	65,251	38,596
Net earnings for the period	9,754	6,409	24,999	19,620
Balance - End of period	90,250	58,216	90,250	58,216

Interim Consolidated Statements of Contributed Surplus

(expressed in thousands of **US DOLLARS**)

Unaudited	Quarters ended September 30, 2007	2006	Nine months ended September 30, 2007	2006
	$	$	$	$
Balance - Beginning of period	1,732	1,641	1,749	1,497
Stock-based compensation costs	211	78	262	222
Exercise of stock options	(30)	-	(98)	-
Balance - End of period	1,913	1,719	1,913	1,719

Interim Consolidated Statements of Comprehensive Income

(expressed in thousands of **US DOLLARS**)

Unaudited	Quarters ended September 30, 2007	2006	Nine months ended September 30, 2007	2006
	$	$	$	$
Net earnings for the period	9,754	6,409	24,999	19,620
Other comprehensive income, net of tax:				
Translation adjustment	7,657	(521)	13,011	5,041
Fair value variation of a derivative designated as cash flow hedge	(1,534)	-	(1,447)	-
Other comprehensive income	6,123	(521)	11,564	5,041
Comprehensive income for the period	15,877	5,888	36,563	24,661

Interim Consolidated Statements of Accumulated Other Comprehensive Income

(expressed in thousands of **US DOLLARS**)

Unaudited	Quarters ended September 30. 2007	2006	Nine months ended September 30, 2007	2006
	$	$	$	$
Balance - Beginning of period	17,045	10,895	11,388	5,333
Adjustment related to the implementation of a new accounting standard (note 2)	-	-	216	-
Other comprehensive income	6,123	(521)	11,564	5,041
Balance - End of period	23,168	10,374	23,168	10,374

The total of the Retained earnings and the Accumulated Other Comprehensive Income as at September 30, 2007 is $113,418 (2006 : $68,590)

The Accumulated Other Comprehensive Income as at September 30 is composed of :	2007	2006
Translation adjustment	24,399	10,374
Fair value variation of a derivative designated as cash flow hedge	(1,231)	-
	23,168	10,374

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Innovations Inc.

Interim Consolidated Statements of Earnings
(expressed in thousands of **US DOLLARS**, except share and per share data)

Unaudited	Quarters ended September 30, 2007	Quarters ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	$	$	$	$
Revenues	100,930	73,282	272,033	223,574
Operating expenses				
Cost of sales	63,609	51,683	180,224	157,464
Selling and administrative expenses	17,915	10,587	44,679	31,839
Research and development costs	241	130	539	388
Research and development tax credits, grants and other revenues	(53)	(111)	(265)	(137)
Depreciation and amortization				
Property, plant and equipement	570	407	1,746	1,169
Intangible assets	619	437	1,574	1,318
	82,901	63,133	228,497	192,041
Earnings from operations	18,029	10,149	43,536	31,533
Other revenues (expenses)				
Dividend income	-	2,377	-	6,985
Interest income	405	305	973	670
Financial expenses				
Interest on long term-debt	(4,276)	(4,090)	(8,044)	(12,309)
Other	(155)	(234)	(447)	(527)
Foreign exchange gain (loss)	(418)	122	(1,068)	124
	(4,444)	(1,520)	(8,586)	(5,057)
Earnings before income tax	13,585	8,629	34,950	26,476
Income tax expense				
Current income tax expense	4,355	1,821	11,001	6,045
Future income tax expense (benefit)	(524)	399	(1,050)	811
	3,831	2,220	9,951	6,856
Net earnings for the period	9,754	6,409	24,999	19,620
Net earnings per share				
Basic	0.32	0.21	0.81	0.65
Diluted	0.30	0.20	0.76	0.60
Weighted average number of shares outstanding (000's)				
Basic	30,837	30,127	30,753	30,093
Diluted	32,899	32,462	32,716	32,457

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Innovations Inc.

Interim Consolidated Statements of Cash Flows
(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended September 30, 2007	Quarters ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	$	$	$	$
Cash flows from operating activities				
Net earnings for the period	9,754	6,409	24,999	19,620
Items not affecting cash and cash equivalents				
Depreciation and amortization	1,189	844	3,320	2,487
Deferred charges	299	153	435	442
Deferred revenues	(53)	(91)	(69)	99
Gain on derivative financial instruments	(14)	-	(26)	-
Stock-based compensation costs	211	78	262	222
Future income taxes	(524)	399	(1,050)	811
Foreign exchange loss (gain) on long-term items denominated in foreign currency	361	(17)	580	(261)
Change in non-cash operating working capital items				
Accounts receivable	3,046	(1,664)	14,443	5,344
Inventory	(3,956)	603	619	3,701
Prepaid expenses	643	317	727	353
Accounts payable and accrued liabilities	3,081	2,674	(8,505)	(7,900)
Income taxes	3,164	(2,141)	3,421	(1,815)
	17,201	7,564	39,156	23,103
Cash flows from financing activities				
Increase in long-term debt (note 5)	173,900	-	195,400	1,771
Payments on long-term debt	(4,745)	(1,552)	(21,051)	(9,799)
Payments on balances of purchase price	-	(1,291)	-	(1,291)
Issuance of shares, net of share issue expenses and related income tax	288	49	756	281
	169,443	(2,794)	175,105	(9,038)
Cash flows from investing activities				
Proceeds from the sale of short-term investments	-	-	-	3,193
Purchase of long-term investments	-	(441)	-	(441)
Business acquisitions, net of cash and cash equivalents acquired (note 3)	(170,063)	(2,830)	(190,981)	(10,839)
Purchase of property, plant and equipment	(551)	(826)	(1,542)	(1,129)
Acquisition of amortizable intangible assets	(17)	(52)	(22)	(74)
	(170,631)	(4,149)	(192,545)	(9,290)
Net change in cash and cash equivalent	16,013	621	21,716	4,775
Effect of exchange rate changes on cash and cash equivalents	2,931	40	3,927	634
Cash and cash equivalents - Beginning of period	29,015	19,634	22,316	14,886
Cash and cash equivalents - End of period	47,959	20,295	47,959	20,295
Additional information				
Interest paid	1,785	4,365	5,688	14,714
Income taxes paid	2,442	4,788	9,676	8,693

The accompanying notes are an integral part of these interim consolidated financial statements.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

1 Basis of presentation

These interim financial statements as at September 30, 2007 and for the periods ended September 30, 2007 and 2006, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the new accounting standards as disclosed in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2 New accounting standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments – Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and were adopted by the Company on January 1, 2007. The Company has applied these changes prospectively, except for the foreign currency translation of self-sustaining foreign operations that has been applied retroactively.

The adjustment related to the implementation of these new accounting standards, disclosed in the Statement of Accumulated other comprehensive income, represents the fair value, as of January 1, 2007, of the interest rate swap designated as a cash flow hedge. As from January 1, 2007, the fair value variation of the interest rate swap designated as a cash flow hedge is recorded in the Other comprehensive income.

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes". This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below The adoption of this Section had no further effects on the financial statements for the three and six month periods ended June 30, 2007.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Capital Disclosure
The CICA issued Section 1535, "Capital Disclosures". This standard establishes guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial Instruments - Disclosures and Financial Instruments - Presentation
The CICA issued Section 3862, "Financial Instruments - Disclosures" and Section 3863, "Financial Instruments - Presentation" which replace Section 3861, "Financial Instruments - Disclosure and Presentation" The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards ("IFRS"). The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories
The CICA issued Section 3031, "Inventories" which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

Going concern
The CICA amended Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. The Company is currently evaluating the effects of adopting the new requirements of this standard.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

3 Business acquisition

a) On January 19, 2007, the Company acquired, through one of its U.S. subsidiaries, all of the outstanding shares of AquaCap Pharmaceutical, Inc. ("AquaCap") for a total consideration of $19,336,000, including all acquisition-related costs, of which an amount of $19,165,000 was paid cash, net of cash and cash equivalents acquired of $126,000 and $45,000 was accrued as acquisition-related costs. AquaCap is a leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States.

b) On July 12, 2007, the Company, through one of its susidiaries, acquired all of the outstanding shares of Mucos Emulsions GmbH. ("Mucos") for a total cash consideration of $177,509,000, including all acquisition-related costs, of which an amount of $170,002,000 was paid cash, net of cash and cash equivalents acquired of $6,901,000 and $606,000 was accrued as acquisition-related costs.. The payment was settled through the Company's amended and restated revolving credit facility. Mucos, whose main brand is WobenzymTM, has been marketing enzyme based products for over 50 years mainly in Germany and Eastern Europe but also in Asia, Latin America and North America.

Both acquisitions have been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The total considerations were allocated based on management's preliminary assesments as to the estimated fair values at the acquisition date. These preliminary assesments are subject to change upon receipt of an independant valuation reports and the final determination of the fair values of the assets acquired and liabilities assumed.

The allocated values of the net assets acquired are as follows:	AquaCap	Mucos
	$	$
Assets		
Current assets	3,183	36,254
Property, plant and equipment	2,509	5,011
Intangible assets	2,000	75,143
Future income tax assets	142	1,727
	7,834	118,135
Liabilities		
Current liabilities	1,450	20,020
Long-term debt	2,781	-
Future income tax liabilities	-	22,500
Net identifiable assets acquired	3,603	75,615
Goodwill	15,733	101,894
Purchase price	19,336	177,509

Goodwills and intangible assets from AquaCap and Mucos are included in the Health & Nutrition segment and are not deductible for income tax purposes.

4 Goodwill

The change in the carrying value is as follows :

	Active Ingradients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$
Balance as at December 31, 2005	45,503	63,532	109,035
Acquisitions	2,384	3,001	5,385
Adjustments (a)	1,232	(3,328)	(2,096)
Impact of foreign exchange rate	3,986	(145)	3,841
Balance as at December 31, 2006	53,105	63,060	116,165
Acquisitions (note 3)	-	117,627	117,627
Adjustments (a)	-	95	95
Impact of foreign exchange rate	5,319	3,486	8,805
Balance as at September 30, 2007	58,424	184,268	242,692

(a) Adjustments consist of changes to the estimated fair value of assets acquired and liabilities assumed, contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

5 Long-term debt

	As at September 30, 2007	As at December 31, 2006
	$	$
Revolving credit facility *	265,260	80,700
Unsecured loan, bearing interest at a rate of 7%, principal payable in June 2008 and June 2009, interest payable on a monthly basis	13,477	11,504
Others	231	-
	278,968	92,204
Less: Current portion	230	-
	278,738	92,204

* This amended and restated credit facility is a five-year revolving credit facility, which may be extended for an additional year in both 2008 and 2009. The authorized amount of $350,000,000 is bearing interest at variable rates and is secured by a first hypothec on all assets of the Company and its North American and German subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security. The Company may increase the authorized amount up to a maximum of $425,000,000 under certain conditions.

Currency allocation of the money borrowed	As at September 30, 2007	As at December 31, 2006
	$	$
US $	83,700	80,700
Euros	181,560	-

Management of interest rate risk

The Company has entered into interest rate swaps to manage interest rate fluctuations. The fair value of these swaps is shown as Financial instruments in the long-term liabilities section of the balance sheet.

Under the first swap, which has a notional amount of $50,000,000, the Company pays a fixed rate of 4.925% and receives a variable rate based on the three-month LIBOR. This interest rate swap has been designated as a cash flow hedging relationship of the variable interest payment on the revolving credit facility. The fair value of this swap amounted to $22,000 in favour of the counterparty ($216,000 in favour of the Company as of December 31, 2006) and matures on December 8, 2008.

Under the second swap, which has a notional amount of $50,000,000, the Company pays a variable rate subject to cap and floor based on the three-month LIBOR and receives a fixed rate of 4.925%. The interval of the variable rate payable by the Company is 4.65% to 4.925%. This interest rate swap has not been designated as a cash flow hedge. The fair value of this swap amounted to $39,000 in favour of the counterparty ($57,000 in favour of the counterparty as of December 31, 2006) and matures on December 8, 2008.

Under the third swap, which has a notional amount of $122,900,000 (€86,300,000), the Company pays a fixed rate of 4.7% and receives a variable rate based on the three-month EURIBOR. This interest rate swap has been designated as a cash flow hedging relationship of the variable interest payment on the revolving credit facility. The fair value of this swap amounted to $1,797,000 in favour of the counterparty and matures on July 12, 2012.

6 Share capital

Authorized

Unlimited number of shares of the following classes :

Ordinary shares, voting and participating, one vote per share

Preferred non-voting shares, preferred dividend, whose emission can be carried out in one or more series

Issued

	As at September 30, 2007		As at December 31, 2006	
	Number	Amount	Number	Amount
		$		$
Ordinary shares				
Balance - Beginning of period	30,624,947	80,640	15,997,447	71,329
Issued pursuant to the stock option plan	236,300	756	627,500	1,605
Stock-based compensation costs	-	98	-	50
Conversion of multiple voting shares into ordinary shares	-	-	14,000,000	7,656
Balance - End of period	30,861,247	81,494	30,624,947	80,640

On May 9, 2007, at the general annual and extraordinary shareholders meeting, the multiple voting shares category was canceled and the subordinate voting shares were converted into ordinary shares.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

The following table summarizes the stock option activity:

	As at September 30, 2007		As at December 31, 2006	
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance - Beginning of period	2,549,000	3.87	3,218,500	3.70
Granted	335,000	18.65	-	-
Exercised	- 236,300	3.51	- 627,500	3.01
Forfeited	-	-	- 42,000	3.45
Balance - End of period	2,647,700	5.77	2,549,000	3.87

Assumptions used in determining stock-based compensation costs

	As at September 30, 2007	As at December 31, 2006
Dividend yield	Nil	Nil
Expected volatility	26.21%	Nil
Risk-free interest rate	4.54%	Nil
Weighted average expected life (years)	4.60	Nil

7 Segment information

The following tables present information by segment :

	Quarters ended September 30,					
	2007			2006		
	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Revenues	50,007	50,923	100,930	44,992	28,290	73,282
Earnings from operations	3,663	14,366	18,029	3,478	6,671	10,149
Depreciation and amortization	290	899	1,189	228	616	844
Capital expenditures	56	512	568	535	343	878

	Nine months ended September 30,					
	2007			2006		
	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Revenues	157,051	114,982	272,033	137,721	85,853	223,574
Earnings from operations	12,317	31,219	43,536	11,134	20,399	31,533
Depreciation and amortization	827	2,493	3,320	649	1,838	2,487
Capital expenditures	410	1,154	1,564	605	598	1,203

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

	As at September 30, 2007			As at December 31, 2006		
	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$	$	$	$
Allocated segment assets	149,791	424,446	574,237	143,439	164,962	308,401
Unallocated assets			15,315			14,917
Total Assets			589,552			323,318

Unallocated assets consist mainly of cash and cash equivalents, accounts receivables, income taxes recoverable, investment, at cost and future income tax assets.

8 Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings per share calculation:

	Quarters ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Basic weighted average number of shares outstanding (000's)	30,837	30,127	30,753	30,093
Dilutive effect of stock options (000's)	2,062	2,335	1,963	2,364
Diluted weighted average number of shares outstanding (000's)	32,899	32,462	32,716	32,457

9 Contengencies

The Company and its subsidiaries are party to various ongoing, pending, and threatened litigation along with other contingencies arising out of the normal course of business. One of these claims is against a subsidiary of the Company and is for alleged breaches of contract. As of September 30, 2007, the Company accrued $14,240,000 (€ 10,000,000) in Accounts payable and accrued liabilities in connection with this litigation. Management believes that these claims, when resolved, will not have any material adverse effect on the consolidated financial position or results of operations of the Company.

10 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

Form 52-109F2 – Certification of Interim Filings

I, Pierre Fitzgibbon, President and Chief Executive Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Innovations Inc., (the issuer) for the interim period ended September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : November 8, 2007



Pierre Fitzgibbon
President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, John Dempsey, Vice President Finance and Chief Financial Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Innovations Inc., (the issuer) for the interim period ended September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : November 8, 2007

John Dempsey

John Dempsey
Vice President Finance
and Chief Financial Officer

END